UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GENERAL MARITIME CORPORATION (formerly Galileo Holding Corporation)
(Name of Issuer) Common Stock, par value $.01 per share
(Title of Class of Securities) Y2693R 10 1
(CUSIP Number)

Peter C. Georgiopoulos
General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attn: Gary J. Wolfe
(212) 574-1223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2680A103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter C. Georgiopoulos
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,607,409
8. Shared Voting Power None.
9. Sole Dispositive Power 5,607,409
10. Shared Dispositive Power None.
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,607,409
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.26%
14. Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (this "Schedule") relates to the common stock, $.01 par value per share (the "Common Stock"), of General Maritime Corporation (formerly Galileo Holding Corporation), a Marshall Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 299 Park Avenue, New York, New York 10171.

Item 2.  Identity and Background

(a)	Peter C. Georgiopoulos (the "Reporting Person").

(b)	The business address of the Reporting Person is c/o General Maritime Corporation, 299 Park Avenue, New York, New York 10171.

(c)	The Reporting Person is the Chairman of the Issuer.

(d)	The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On December 16, 2008 (the "Effective Date"), pursuant to that certain Agreement and Plan of Merger and Amalgamation (the "Merger Agreement"), dated as of August 5, 2008, by and among the Issuer, Arlington Tankers Ltd. ("Arlington"), Archer Amalgamation Limited ("Amalgamation Sub"), Galileo Merger Corporation ("Merger Sub"), and General Maritime Subsidiary Corporation (formerly General Maritime Corporation) ("Historic General Maritime"), Merger Sub merged with and into Historic General Maritime, with Historic General Maritime continuing as the surviving entity (the "Merger"), and Amalgamation Sub amalgamated with Arlington (the "Amalgamation" and, together with the Merger, collectively, the "Combination"). As a result of the Combination, among other things, each share of the common stock, par value $.01 per share, of Historic General Maritime ("Historic General Maritime Common Stock") was converted into the right to receive 1.34 shares of Common Stock (1.34 being referred to as the "Exchange Ratio").

On the Effective Date, pursuant to the Merger Agreement, among other things, each share of Historic General Maritime Common Stock was converted into the right to receive 1.34 shares of Common Stock. Immediately prior to the Effective Time, the Reporting Person beneficially owned an aggregate of 3,985,701 shares of Historic General Maritime Common Stock.  The Reporting Person's beneficial ownership of Historic General Maritime Common Stock was described in a Statement on Schedule 13D filed on August 12, 2002, as amended on September 12, 2002 and February 9, 2005. Pursuant to the Merger Agreement, those shares were converted into the right to receive an aggregate of 5,340,839 shares of Common Stock. No additional consideration was paid for these converted shares of Common Stock.

On May 14, 2009, the Issuer granted to the Reporting Person 7,042 shares of Common Stock under its equity incentive plan as incentive compensation.  No additional compensation was paid for these shares of Common Stock.

On May 13, 2010, the Issuer granted to the Reporting Person 9,528 shares of Common Stock under its equity incentive plan as incentive compensation.  These shares of Common Stock will vest, if at all, on the earlier of May 13, 2011 or the date of the Issuer's 2011 Annual Meeting of Shareholders.  No additional compensation was paid for these shares of Common Stock.

On December 31, 2010, the Issuer granted to the Reporting Person 250,000 shares of Common Stock under its equity incentive plan as incentive compensation.  These shares of Common Stock will vest, if at all, in equal installments on the first four anniversaries of November 15, 2010.  No additional compensation was paid for these shares of Common Stock.

Item 4.  Purpose of Transaction

The acquisition of the Common Stock as described under Item 3 is solely for investment purposes.  The Reporting Person evaluates his investment in the Common stock on continual basis.

The Reporting Person serves as the Chairman of the Issuer.  As Chairman, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  As reported in the Issuer's Form 12b-25 that was filed with Securities and Exchange Commission (the "Commission") on March 16, 2011, the Issuer is seeking additional liquidity through potential restructurings or refinancings of its existing credit facilities and/or issuances of debt or equity.  The Issuer has been engaged in ongoing discussions with prospective lenders and investors which have not yet concluded.  The Issuer's Board of Directors has established a committee comprised of independent directors to oversee these potential financing transactions as the Reporting Person may have an economic interest in the counterparty to such a financing transaction.

The Reporting Person reserves the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Except as indicated in this Schedule, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns an aggregate of 5,607,409 shares of Common Stock, representing approximately 6.26% of the shares of Common Stock outstanding(1), including (after effecting the Exchange Ratio) 670,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on November 26, 2002, all of which are vested; 201,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on February 9, 2005, which will vest, if at all, on November 16, 2014; 469,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on April 6, 2005, which will vest, if at all, on December 31, 2014; 335,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on December 21, 2005, which will vest, if at all, on November 15, 2015; 201,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on December 18, 2006, which will vest, if at all, on November 15, 2016; 104,396 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on April 2, 2007, which will vest, if at all, on November 15, 2016; 321,600 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on December 21, 2007, which will vest, if at all, on November 15, 2017; 7,042 restricted shares of Common Stock granted on May 14, 2009, all of which are vested; 9,528 restricted shares of Common Stock granted on May 13, 2010, which will vest, if at all, on the earlier of May 13, 2011 or the date of the Issuer's 2011 Annual Meeting of Shareholders; and 250,000 restricted shares of Common Stock granted on December 31, 2010, which will vest, if at all, in equal installments on the first four anniversaries of November 15, 2010.

The transactions described in this Schedule that relate to the Combination are further described in the Registration Statement on Form S-4 (the "Registration Statement") filed by the Issuer with the Commission on October 29, 2008 (Registration No. 333-153247) under the captions "Interests of General Maritime's Directors and Executive Officers in the Proposed Transaction," "Treatment of General Maritime Stock Options and Other Equity-Based Awards in the Proposed Transaction," and "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of General Maritime."

________

(1)  Based upon 89,593,272 shares of Common Stock outstanding as of March 15, 2011.

(b)	The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Common Stock reported on this Schedule.

(c)
Item 3 is hereby incorporated herein by reference. Except as set forth in Item 3 or otherwise herein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d)
Subject to the obligation of the Reporting Person to return to the Issuer any dividends paid on restricted shares of Common Stock that become subject to forfeiture under the terms of the grants, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The Combination described in this Schedule occurred pursuant to the Merger Agreement, a copy of which is incorporated by reference as Exhibit H to this Schedule. Except as set forth in Item 5(a) or otherwise in this Schedule, the Reporting Person is not a party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, other than his letter agreement with the Issuer, dated October 24, 2008, which was filed as an exhibit to the Current Report on Form 8-K filed by Historic General Maritime with the Commission on October 27, 2008, which is incorporated by reference as Exhibit I to this Schedule, and his restricted stock grant agreements pertaining to the restricted stock grants described in Item 5(a) hereof, which are included as Exhibits A through G and Exhibits K through M to this Schedule. All such restricted shares of Common Stock are subject to accelerated vesting upon the Reporting Person's death, disability, dismissal without cause or resignation for good reason.

In addition, pursuant to a Credit Line Agreement between the Reporting Person and UBS Bank USA, the Reporting Person and an entity he controls have pledged a total of 2,680,000 shares of Common Stock in as partial security for loans in an amount up to $125,000,000.  A copy of the Credit Line Agreement is incorporated by reference as Exhibit J to this Schedule.

Item 7.  Material to Be Filed as Exhibits

Exhibit A
Restricted Stock Grant Agreement, dated November 26, 2002, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 16, 2005)

Exhibit B
Restricted Stock Grant Agreement, dated February 9, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Quarterly Report on Form 10-Q filed by Historic General Maritime with the Commission on May 10, 2005)

Exhibit C
Restricted Stock Grant Agreement, dated April 6, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on April 7, 2005)

Exhibit D
Restricted Stock Grant Agreement, dated December 21, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 14, 2006)

Exhibit E
Restricted Stock Grant Agreement, dated December 18, 2006, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 1, 2007)

Exhibit F
Restricted Stock Grant Agreement, dated April 2, 2007, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on February 29, 2008)

Exhibit G
Restricted Stock Grant Agreement, dated December 21, 2007, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on February 29, 2008)

Exhibit H
Agreement and Plan of Merger and Amalgamation, dated as of August 5, 2008, by and among Arlington Tankers Ltd., the Issuer (formerly Galileo Holding Corporation), Archer Amalgamation Limited, Galileo Merger Corporation and General Maritime Subsidiary Corporation (formerly General Maritime Corporation) (incorporated by reference to Appendix A to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 filed by the Issuer with the Commission on October 29, 2008 (Registration No. 333-153247))

Exhibit I
Letter Agreement, dated October 24, 2008, among General Maritime Corporation (to be renamed), Galileo Holding Corporation (to be renamed General Maritime Corporation), and Peter C. Georgiopoulos (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by General Maritime Subsidiary Corporation (formerly General Maritime Corporation) with the Commission on October 27, 2008)

Exhibit J	Credit Line Agreement, dated as of July 1, 2008, between Peter C. Georgiopoulos and UBS Bank USA

Exhibit K
Restricted Stock Grant Agreement, dated May 14, 2009, between General Maritime Corporation and Peter C. Georgiopoulos (Incorporated by reference from General Maritime Corporation's Report on Form 10-Q filed with the Commission on August 7, 2009).

Exhibit L
Restricted Stock Grant Agreement, dated May 13, 2010, between General Maritime Corporation and Peter C. Georgiopoulos (Incorporated by reference from General Maritime Corporation's Report on Form 10-Q filed with the Commission on August 9, 2010).

Exhibit M	Restricted Stock Grant Agreement, dated December 31, 2010, between General Maritime Corporation and Peter C. Georgiopoulos.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2011	/s/ Peter C. Georgiopoulos
Peter C. Georgiopoulos

EXHIBIT M

Restricted Stock Grant Agreement, dated December 31, 2010
between
General Maritime Corporation and Peter C. Georgiopoulos

General Maritime Corporation
Restricted Stock Grant Agreement

THIS AGREEMENT, made as of the 31 day of December, 2010, between GENERAL MARITIME CORPORATION (the "Company") and Peter C. Georgiopoulos (the "Participant").

WHEREAS, the Company has adopted and maintains the General Maritime Corporation 2001 Stock Incentive Plan (as amended, effective December 18, 2006) (the "Plan") to provide certain key persons, on whose initiative and efforts the successful conduct of the business of the Company depends, and who are responsible for the management, growth and protection of the business of the Company, with incentives to: (a) enter into and remain in the service of the Company, a Company subsidiary or a Company joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company (whether directly or indirectly through enhancing the long-term performance of a Company subsidiary or a Company joint venture);

WHEREAS, the Plan provides that the Compensation Committee (the "Committee") of the Board of Directors (or the Board of Directors if it so elects) shall administer the Plan and determine the key persons to whom awards shall be granted and the amount and type of such awards; and

WHEREAS, the Committee and the Board of Directors have determined that the purposes of the Plan would be furthered by granting the Participant an award under the Plan as set forth in this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

1.           Grant of Restricted Stock.  Pursuant to, and subject to, the terms and conditions set forth herein and in the Plan, the Committee hereby grants to the Participant 250,000 restricted shares (the "Restricted Stock") of common stock of the Company, par value $0.01 per share ("Common Stock").

2.           Grant Date.  The Grant Date of the Restricted Stock is December 31, 2010.

3.           Incorporation of Plan.  All terms, conditions and restrictions of the Plan are incorporated herein and made part hereof as if stated herein.  If there is any conflict between the terms and conditions of the Plan and this Agreement, the terms and conditions of the Plan, as interpreted by the Committee, shall govern.  Except as otherwise provided herein, all capitalized terms used herein shall have the meaning given to such terms in the Plan.

4.           Vesting.  Subject to the further provision of this Agreement, the Restricted Stock shall vest on the earlier to occur of (each specified date, a "Vesting Date"):

(a)           The dates specified in the following table, and

Percentage of Total Shares	Vesting Date
25%	November 15, 2011
25%	November 15, 2012
25%	November 15, 2013
25%	November 15, 2014

(b)           the occurrence of a Change in Control, as defined in Section 3.8(a) of the Plan, as in effect on the date of such occurrence.

5.           Restrictions on Transferability.  Until a share of Restricted Stock vests, the Participant shall not transfer the Participant's rights to such share of Restricted Stock or to any rights related thereto.  Any attempt to transfer unvested shares of Restricted Stock or any rights related thereto, whether by transfer, pledge, hypothecation or otherwise and whether voluntary or involuntary, by operation of law or otherwise, shall not vest the transferee with any interest or right in or with respect to such shares of Restricted Stock or such related rights.

6.           Termination of Employment.  In the event that the Participant's employment with the Company terminates for any reason other than the Participant's death or disability, all unvested shares of Restricted Stock, together with any property received in respect of such shares, subject to and as set forth in Section 9 hereof, shall be forfeited as of the date of such termination of employment and the Participant promptly shall return to the Company any certificates evidencing such shares, together with any cash dividends or other property received in respect of such shares.  In the event of the Participant's termination of employment due to death or disability, any shares of Restricted Stock that would have vested pursuant to Section 4(a), but for such termination, during the one-year period following such termination, shall become vested immediately prior to such termination of employment and all unvested shares of Restricted Stock that did not vest on such date, together with any property received in respect of such shares, subject to and as set forth in Section 9 hereof, shall be forfeited as of the date of such termination of employment and the Participant promptly shall return to the Company any certificates evidencing such shares, together with any cash dividends or other property received in respect of such shares.

7.           Issuance of Shares.

(a)           Reasonably promptly after the Grant Date, the Company shall issue and deliver to the Participant stock certificates, registered in the name of the Participant, evidencing the shares of Restricted Stock or shall instruct its transfer agent to issue shares of Restricted Stock which shall be maintained in book entry form on the books of the transfer agent.  The Restricted Stock, if certificated, shall bear the following legend:

"THE SALE, TRANSFER, ASSIGNMENT, PLEDGE, HYPOTHECATION ENCUMBRANCE OR OTHER DISPOSAL OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF THE GENERAL MARITIME CORPORATION 2001 STOCK INCENTIVE PLAN AND A RESTRICTED STOCK GRANT AGREEMENT BETWEEN GENERAL MARITIME CORPORATION AND THE HOLDER OF RECORD OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE.  NO TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IN CONTRAVENTION OF SUCH PLAN AND RESTRICTED STOCK GRANT AGREEMENT SHALL BE VALID OR EFFECTIVE.  COPIES OF SUCH AGREEMENT MAY BE OBTAINED BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THE CERTIFICATE TO THE SECRETARY OF GENERAL MARITIME CORPORATION."

If the Restricted Stock is in book entry form, it shall be subject to electronic coding or stop order indicating that such shares of Restricted Stock are restricted by the terms of this Agreement and the Plan.  Such legend, electronic coding or stop order shall not be removed until such shares of Restricted Stock vest.

(b)           Reasonably promptly after any such shares of Restricted Stock vest pursuant to Section 4 hereof, (i) in the case of certificated shares, in exchange for the surrender to the Company of the certificate evidencing the Restricted Stock, delivered to the Participant under Section 7(a) hereof, and the certificates evidencing any other securities received in respect of such shares, if any, the Company shall issue and deliver to the Participant (or the Participant's legal representative, beneficiary or heir) a certificate evidencing the Restricted Stock and such other securities, free of the legend provided in Section 7(a) hereof and (ii) in the case of book entry shares, the Company shall cause to be lifted and removed any electronic coding or stop order established pursuant to Section 7(a) hereof.

(c)           The Company may require as a condition of the delivery of stock certificates or the removal of any electronic coding or stop order, pursuant to Section 7(b) hereof, that the Participant remit to the Company an amount sufficient in the opinion of the Company to satisfy any federal, state and other governmental tax withholding requirements related to the vesting of the applicable shares.  The Committee, in its sole discretion, may permit the Participant to satisfy such obligation by delivering shares of Common Stock or by directing the Company to withhold from delivery shares of Common Stock, in either case valued at their Fair Market Value on the Vesting Date with fractional shares being settled in cash.

(d)           The Participant shall not be deemed for any purpose to be, or have rights as, a shareholder of the Company by virtue of the grant of Restricted Stock, except to the extent a stock certificate is issued therefor or an appropriate book entry is made on the books of the transfer agent reflecting the issuance thereof pursuant to Section 7(a) hereof, and then only from the date such certificate is issued or such book entry is made.  Upon the issuance of a stock certificate or the making of an appropriate book entry on the books of the transfer agent, the Participant shall have the rights of a shareholder with respect to the Restricted Stock, including the right to vote the shares, subject to the restrictions on transferability and the forfeiture provisions, as set forth in this Agreement.

8.           Securities Matters.  The Company shall be under no obligation to effect the registration pursuant to the Securities Act of 1933, as amended (the "1933 Act") of any interests in the Plan or any shares of Common Stock to be issued thereunder or to effect similar compliance under any state laws.  The Company shall not be obligated to cause to be issued any shares, whether by means of stock certificates or appropriate book entries, unless and until the Company is advised by its counsel that the issuance of such shares is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Common Stock are traded.  The Committee may require, as a condition of the issuance of shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such covenants, agreements and representations, and that any certificates bear such legends and any book entries be subject to such electronic coding or stop order, as the Committee, in its sole discretion, deems necessary or desirable.  The Participant specifically understands and agrees that the shares of Common Stock, if and when issued, may be "restricted securities," as that term is defined in Rule 144 under the 1933 Act and, accordingly, the Participant may be required to hold the shares indefinitely unless they are registered under such Act or an exemption from such registration is available.

9.           Dividends, etc.  Any cash dividends or other property (but not including securities) received by a Participant with respect to a share of Restricted Stock shall not vest until the underlying share of Restricted Stock vests, and, if the Committee or the Board of Directors so elects in their sole discretion, shall be held by the Company or such other custodian as may be designated by the Company until such dividends or other property vest.  Any such cash dividends or other property shall be forfeited and returned to the Company in the event the underlying share of Restricted Stock is forfeited, subject to Section 2.7(f) of the Plan.  Any securities received by a Participant with respect to a share of Restricted Stock as a result of any dividend, recapitalization, merger, consolidation, combination, exchange of shares or otherwise will not vest until such share of Restricted Stock vests and shall be forfeited if such share of Restricted Stock is forfeited, subject to Section 2.7(f) of the Plan.  Unless the Committee otherwise determines, such securities shall bear the legend or be subject to the electronic coding or stop order set forth in Section 7(a) hereof.

10.           Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party hereto upon any breach or default of any party under this Agreement, shall impair any such right, power or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party or any provisions or conditions of this Agreement, must be in a writing signed by such party and shall be effective only to the extent specifically set forth in such writing.

11.           Right of Discharge Preserved.  Nothing in this Agreement shall confer upon the Participant the right to continue in the employ or other service of the Company, or affect any right which the Company may have to terminate such employment or service.

12.           Integration.  This Agreement contains the entire understanding of the parties with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein.  This Agreement, including, without limitation, the Plan, supersedes all prior agreements and understandings between the parties with respect to its subject matter.

13.           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

14.           Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the provisions governing conflict of laws.

15.           Obligation to Notify.  If the Participant makes the election permitted under Section 83(b) of the Internal Revenue Code of 1986, as amended (that is, an election to include in gross income in the year of transfer the amounts specified in Section 83(b)), the Participant shall notify the Company of such election within 10 days of filing notice of the election with the Internal Revenue Service and shall within the same 10-day period remit to the Company an amount sufficient in the opinion of the Company to satisfy any federal, state and other governmental tax withholding requirements related to such inclusion in Participant's income. The Participant should consult with his tax advisor to determine the tax consequences of acquiring the Restricted Stock and the advantages and disadvantages of filing the Section 83(b) election.  The Participant acknowledges that it is his sole responsibility, and not the Company's, to file a timely election under Section 83(b), even if the Participant requests the Company or its representatives to make this filing on his behalf.

16.           Reduction in Benefits.  In the event that the Participant would incur an Excise Tax on any payments or benefits under this Agreement as a result of a Change of Control (or any other change described in Section 280G(b)(2) of the Code), the amount paid to or granted to Participant hereunder shall be the amount that yields the Participant the greatest after-tax amount of benefits under this Agreement after taking into account any Excise Tax imposed on Participant, whether due to payments and benefits under this Agreement or otherwise.  To the extent necessary to accomplish the foregoing, the Company shall reduce the payments or benefits to be paid to or granted to Participant hereunder to the maximum amount payable to the Participant without the imposition of any Excise Tax with respect to the Restricted Stock.  "Excise Tax" means the tax imposed by Section 4999 of the Code and any successor tax.  The determination of whether the Participants payments and benefits should be reduced and the amount of any such reduction shall be made by counsel selected by the Company ("Counsel").  For purposes of such determination, (x) the total amount of payments and benefits received by the Participant as a result of such Change in Control (or such other change) shall be treated as "parachute payments" within the meaning of Section 280G(b)(2) of the Code, and all "excess parachute payments" within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax, except to the extent that, in the opinion of Counsel, a payment or benefit hereunder (in whole or in part) does not constitute a "parachute payment" within the meaning of Section 280G(b)(2) of the Code and the Treasury Regulations (including proposed Treasury Regulations) under Section 280G of the Code (the "Regulations"), or such "excess parachute payments" (in whole or in part) are not subject to the Excise Tax; (y) the amount of the payments and benefits hereunder that shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of such payments and benefits or (B) the amount of "excess parachute payments" within the meaning of Section 280G(b)(1) of the Code (after applying clause (x) hereof); and (z) the value of any noncash benefits or any deferred payment or benefit shall be determined by Counsel in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.  All fees and expenses of Counsel shall be borne by the Company.

17.           Participant Acknowledgment.  The Participant hereby acknowledges receipt of a copy of the Plan.  The Participant hereby acknowledges that all decisions, determinations and interpretations of the Committee in respect of the Plan, this Agreement and the Restricted Stock shall be final and conclusive.

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its duly authorized officer, and the Participant has hereunto signed this Agreement on his own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above.

GENERAL MARITIME CORPORATION

By:	/s/ John C. Georgiopoulos
Name:	John C. Georgiopoulos
Title:	Executive Vice President, Treasurer and Secretary

/s/ Peter C. Georgiopoulos
PETER C. GEORGIOPOULOS

SK 02830 0001 1180213 v2